                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Westinghouse Air Brake Company Savings Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2002

          WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN
                              FOR HOURLY EMPLOYEES

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2002 AND 2001


                                TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
                 Report of Independent Auditors                                     1

                 Statements of Net Assets Available for Benefits,
                    December 31, 2002 and 2001                                      2

                 Statements of Changes in Net Assets Available for
                    Benefits for the Years Ended December 31, 2002 and
                    2001                                                            3

                 Notes to Financial Statements                                      4

                 Supplemental Schedule:

                 Schedule H, Line 4(i) - Schedule of Assets (Held at End
                    of Year), December 31, 2002                                     7

REPORT OF INDEPENDENT AUDITORS

To the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees and Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31,2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP

June 6, 2003

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                December 31
                                           2002            2001
                                         --------        --------

Investments, at market                   $760,542        $926,125

Employee contribution receivable            5,166            --

Participant loans                          52,471          61,763
                                         --------        --------

Net assets available for benefits        $818,179        $987,888
                                         ========        ========









   The accompanying notes are an integral part of these financial statements.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                        SAVINGS PLAN FOR HOURLY EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                 Years ended December 31
                                                                2002                2001
                                                            -----------         -----------

Net assets available for benefits, beginning of year        $   987,888         $ 1,108,567
                                                            -----------         -----------

Increases:
   Employee contributions                                        92,321             159,333
   Transfer in from other plans                                   8,283              24,202
   Investment income:
      Interest and dividends                                     27,836              37,264
                                                            -----------         -----------

Total increases                                                 128,440             220,799
                                                            -----------         -----------

Decreases:
   Benefit payments                                             188,473             202,098
   Net depreciation in fair value of investments                109,051             138,719
   Administrative expenses                                          625                 661

                                                            -----------         -----------

Total decreases                                                 298,149             341,478
                                                            -----------         -----------

Net decrease                                                   (169,709)           (120,679)
                                                            -----------         -----------

Net assets available for benefits, end of year              $   818,179         $   987,888
                                                            ===========         ===========






   The accompanying notes are an integral part of these financial statements.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


1. DESCRIPTION OF PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document and/or summary plan description for more complete information.

General

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Plan), effective May 1, 1999, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC).

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $11,000 in 2002. In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation in 2002. Employee contributions were limited to contributing up to 16% of their compensation in 2001.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee's elective contribution and after-tax contribution could not exceed 20% and 16% of his/her compensation in 2002 and 2001, respectively.

Withdrawals

Participants may make the following types of withdrawals:

     In-Service Withdrawals--A participant may withdraw any portion of his/her employee after-tax account and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account, provided that the participant simultaneously withdraws (or has previously withdrawn) the entire amount of his/her employee after-tax account and rollover accounts, if applicable.

     Hardship Withdrawals--In the case of hardship, as defined in the plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every plan year.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of 50% of the value of the participant's vested balance of his/her account, reduced by any outstanding loan balance or $50,000.

The loans bear interest based on prevailing commercial rates as determined quarterly by the plan administrator. The interest rates on participant loans range from 7.0% to 10.5%.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Westinghouse Air Brake Technologies Corporation (the Company).

Investments

Investments are valued at their market values based on published quotations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS:

The trustee of the Plan holds the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

                                                     December 31
                                                 2002            2001
                                                 ----           -----

Fidelity Managed Income Portfolio  II          $336,071        $379,273
T. Rowe Price Science & Technology Fund          68,134         150,123
Fidelity Asset Manager Fund                      62,015          60,656
Fidelity Freedom 2040 Fund                       49,246          93,280
Fidelity Equity Income Fund                      46,111          63,520

For the years ended December 31, 2002 and 2001 investment income for the Plan is as follows:

                                                                      Years ended  December 31,
                                                                        2002             2001
                                                                        ----             ----
Net appreciation (depreciation) in fair value of investments:
   Corporate common stock                                            $   4,323         $   4,148
   Mutual funds                                                       (113,374)         (142,867)
                                                                     ---------         ---------
                                                                      (109,051)         (138,719)

   Interest & dividends                                                 27,836            37,264
                                                                     ---------         ---------

   Total investment loss                                             $ (81,215)        $(101,455)
                                                                     =========         =========

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated May 1, 1999. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant's account, at the discretion of the participant, may be invested in a variety of funds.

4. PLAN TERMINATION:

In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants' accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant's account in a single lump-sum payment.

5.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 410(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.  SUBSEQUENT EVENT

Effective January 1, 2003, Service Center hourly employees, who were participants in the Plan, were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan (Savings Plan). Assets of $496,490, representing these participants' accounts, were transferred into the Savings Plan from the Plan.

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                        SAVINGS PLAN FOR HOURLY EMPLOYEES

                                 PLAN NUMBER 009

                    EMPLOYER IDENTIFICATION NUMBER 25-1615902

        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2002

            Description of Investment                     Units/Shares            Current Value
---------------------------------------------------     ------------------      ------------------

Common Stock
------------
* Wabtec Corporation                                          2,925.887            $     34,146


Registered Investment Companies
-------------------------------
T. Rowe Price Science & Technology Fund                       5,481.453                  68,134

Banc One Bond Fund                                            2,793.382                  31,090

* Fidelity Magellan                                             165.376                  13,058

* Fidelity Contrafund                                            31.552                   1,218

* Fidelity Equity Income Fund                                 1,162.358                  46,111

* Fidelity Growth Company Fund                                  338.649                  11,995

* Fidelity Overseas Fund                                        629.469                  13,848

* Fidelity Blue Chip Growth Fund                                454.311                  14,511

* Fidelity Asset Manager Fund                                 4,493.821                  62,015

* Fidelity Freedom 2000 Fund                                      7.319                      81

* Fidelity Freedom 2010 Fund                                  2,567.523                  29,372

* Fidelity Freedom 2020 Fund                                  1,547.972                  16,470

* Fidelity Freedom 2030 Fund                                  1,420.124                  14,542

* Fidelity Managed Income Portfolio II                      336,071.290                 336,071

Spartan US Equity Index Portfolio                               598.207                  18,634

* Fidelity Freedom 2040 Fund                                  8,403.754                  49,246

Loan Fund
---------
* Participant loans                                                                      52,471
                                                                                 --------------

                                                                                   $    813,013

* Indicates party-in-interest.


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                      Schedule I

                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Westinghouse Air Brake Technologies Corporation

                              By /s/ Scott E. Wahlstrom
                              -------------------------------
                              Scott E. Wahlstrom
                              Vice President, Human Resources and
                              Plan Administrator of the Westinghouse Air
                              Brake Technologies Corporation Savings Plan
                              for Hourly Employees


June 29, 2003

                                  CERTIFICATION

         Pursuant to 18 U.S.C. ss. 1350, the undersigned officers of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees of Westinghouse Air Brake Technologies Corporation (the "Plan"), hereby certify, to the best of their knowledge, that the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

                          By:         /s/ GREGORY T. H. DAVIES
                                      -----------------------------------------
                                          Gregory T. H. Davies
                                          President & Chief Executive Officer

                          Date:           June 29, 2003


                          By:         /s/ SCOTT E. WAHLSTROM
                                      -----------------------------------------
                                          Scott E. Wahlstrom
                                          Vice President, Human Resources and
                                          Plan Administrator of the Westinghouse
                                          Air Brake Technologies Corporation
                                          Savings Plan for Hourly Employees


                          Date:           June 29, 2003